UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )


                      Primus Telecommunications Group, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    741929103
                                 (Cusip Number)

                                February 29, 2008
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x] Rule 13d-1(b)

         [_] Rule 13d-(c)

         [_] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741929103                   13G                     Page 2 of 6  Pages


1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      The Bear Stearns Companies Inc.
      IRS# 13-3286161
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                                                  (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.    SOLE VOTING POWER

   SHARES            17,950,759
               -----------------------------------------------------------------
BENEFICIALLY   6.    SHARED VOTING POWER

  OWNED BY           0
               -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER

  REPORTING          17,950,759
               -----------------------------------------------------------------
   PERSON      8.    SHARED DISPOSITIVE POWER

    WITH             0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,950,759
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     11.22%(1)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                     HC; CO
--------------------------------------------------------------------------------

-----------------------
(1) Reflects amount beneficially owned as of February 29, 2008. As a result of various transactions, certain of which were previously reported on Forms 4 filed March 14, 2008 and March 17, 2008, the Filers hold, as of April 14, 2008, 9,138,861 shares of common stock of the Issuer, representing approximately 6% of the total number of shares of common stock of the Issuer outstanding as of February 29, 2008.

CUSIP No. 741929103                   13G                      Page 3 of 6 Pages


1.    NAME OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Bear, Stearns & Co. Inc.
      IRS# 13-3299429
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                                                  (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.    SOLE VOTING POWER

   SHARES            17,950,759
               -----------------------------------------------------------------
BENEFICIALLY   6.    SHARED VOTING POWER

  OWNED BY           0
               -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER

  REPORTING          17,950,759
               -----------------------------------------------------------------
   PERSON      8.    SHARED DISPOSITIVE POWER

    WITH             0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,950,759
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     11.22%(1)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                     BD
--------------------------------------------------------------------------------

CUSIP No. 741929103                   13G                      Page 4 of 6 Pages


Item 1(a).  Name of Issuer:

            Primus Telecommunications Group, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            7901 Jones Branch Drive, Suite 900, McLean, VA 22102

Item 2(a).  Names of persons filing (the "Filers"):

            (1)   The Bear Stearns Companies Inc.
            (2)   Bear, Stearns & Co. Inc.

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            (1)   383 Madison Avenue, New York, New York 10179
            (2)   383 Madison Avenue, New York, New York 10179

Item 2(c).  Citizenship:

            (1)   Delaware
            (2)   Delaware

Item 2(d).  Title of Class of Securities:

            This statement relates to shares of common stock and convertible notes of the Issuer.

Item 2(e).  CUSIP Number:  741929103.

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c), Check whether the person filing is a:

            (a)   [X]   Broker or dealer registered under Section 15 of the Act
                        (15 U.S.C.78o). (Bear Stearns & Co. Inc.)

            (b)   [_]   Bank as defined in Section 3(a) (6) of the Act (15
                        U.S.C. 78c).

            (c)   [_]   Insurance company as defined in Section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

            (d)   [_]   Investment Company registered under Section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)   [_]   An investment adviser in accordance with ss.
                        240.13d-1(b)(1)(ii)(E);

            (f)   [_]   An employee benefit plan or endowment fund in accordance
                        with ss. 240.13d-1(b)(1)(ii)(F);

CUSIP No. 741929103                   13G                      Page 5 of 6 Pages


            (g)   [X]   A parent holding company or control person in accordance
                        with ss. 240.13d-1(b)(1)(ii)(G) ( The Bear Stearns
                        Companies Inc.);

            (h)   [_]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)   [_]   A church plan that is excluded from the definition of an
                        investment Company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)   [_]   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to ss.240.13d-1(c), check this box. [_]

Item 4.     Ownership as of February 29, 2008

            (a)   Amount beneficially owned: 17,950,759(1)
            (b)   Percent of Class: 11.22%
            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:   17,950,759
                  (ii)  Shared power to vote or to direct the vote:          0
                  (iii) Sole power to dispose or to direct the
                        disposition of:                             17,950,759
                  (iv)  Shared power to dispose or to direct the
                        disposition of:                                      0

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Bear, Stearns & Co. Inc. is a subsidiary of The Bear Stearns Companies Inc.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

CUSIP No. 741929103                   13G                      Page 6 of 6 Pages


Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 15, 2008

                                          THE BEAR STEARNS COMPANIES INC.



                                          By:    /s/ Kenneth L. Edlow
                                              --------------------------------
                                              Name:  Kenneth L. Edlow
                                              Title: Secretary



                                          BEAR, STEARNS & CO. INC.



                                          By:    /s/ Ethan Garber
                                              --------------------------------
                                              Name:  Ethan Garber
                                              Title: Senior Managing Director